

June 15, 2010

Mr. Stephen A. Heit
Chief Financial Officer, CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, New Jersey 07073

Re: CCA Industries, Inc.
Form 10-K/A filed June 11, 2010
File No. 1-31643

Dear Mr. Heit:

        We have reviewed the above noted filing and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A filed June 11, 2010

Exhibits 31.1 and 31.2

Please amend your filing to include certifications which reference the appropriate filing in paragraph one. In this regard, your certification should reference the Form 10-K/A, not the Form 10-K. Please also ensure the dates on your certifications have been updated appropriately when you file your amendment.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant